March 3, 2011

William Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., MS 3561
Washington, D.C. 20002

Re: Black Hills Corporation (the “Company”, “we”, “our” or “us”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 1-31303

Dear Mr. Thompson:

The purpose of this letter is to respond to your comments as set forth in your letter of February 16, 2011. The headings used herein are the same as those set forth in your letter. For ease of reference, we have set forth your comment before each response.

We have carefully considered your comments and our following responses provide the details of how we intend to comply with your comments by enhancing and, in some respects, clarifying our disclosures. In some limited cases where we believe further revision is unnecessary, we have provided an explanation.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMER 31, 2009

Items 7 and 7A. Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk, page 68

Oil and Gas, page 88

Comment No. 1:

We note your response to our comment three that your development of proved undeveloped reserves “represented approximately 0.7 percent, 5.2 percent, and 8.3 percent of proved undeveloped reserves reflected in our reserve reports at the beginning of the year for 2009, 2008 and 2007, respectively.” This development rate - an average of about 5 percent over three years - indicates 20+ years are required to develop your PUD reserves. Rule 4-10(a)(31)(ii) states “Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.” Item 1203(d) of Regulation S-K requires that registrants “Explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.” Please explain to us the steps you will take to comply with Rule 4-10(a) and Regulation S-K.

Company's Response:
We believe that we have complied with Rule 4-10(a) and Regulation S-K in the preparation and disclosure of our oil and gas reserve estimates. We prepare our reserve estimates in accordance with Rule 4-10 of Regulation S-X and specifically Rule 4-10(a)(31) when evaluating our undrilled locations. Accordingly, the proved undeveloped (“PUD”) reserves included in our annual reserve estimates within our 2009 Form 10-K all had an adopted development plan scheduling them to be drilled within five years.

William Thompson
U.S. Securities and Exchange Commission
March 3, 2011

Our response to comment three was focused on conversion of PUD reserves to proved developed producing (PDP) reserves and not the overall changes in our PUD reserves. We respectfully submit that the Staff's calculation methodology indicating a 20 year development time horizon is not completely representative of our PUD reserve activity as it does not consider all of the year-to-year changes accounted for in our reserve estimates. For example, our PUD natural gas reserves for December 31, 2008 and December 31, 2009 declined from 65,731 MMcf to 12,749 MMcf, respectively. This decline of over 80 percent is almost entirely due to the drop in well-head price from $4.44 to $2.52, as disclosed on page 202 of our 2009 Form 10-K. This example indicates that while our PUD reserves may not have been developed, we also did not continue to carry these undrilled locations as PUD reserves as they were removed from our proved reserves due to changes in economics.
As represented to the Staff above, we did not include any PUD reserves that were not scheduled to be drilled within five years in our annual reserve estimates disclosed in our 2009 Form 10-K. We note to the Staff that if we include in future reserve estimates a material amount of PUD reserves that remain undrilled for five years or more after disclosure as PUD reserves, we will include an explanation as required by Item 1203 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 127

Notes to Consolidated Financial Statements, page 136

Note 21. Oil and Gas Reserves and Related Financial Data (Unaudited), page 201
Standardized Measure of Discounted Future Net Cash Flows, page 205

Comment No. 2:

In response eight, you present the “Previously estimated development costs incurred during the period” for 2008 as $44.5 million which is about 32 percent of the estimated future development costs presented in 2007. However, this resulted in the development of only 5 percent of your PUD reserves during 2008 as we noted in your response three. Please explain to us the reasons for the difference between your PUD development expenditures and the resulting PUD volume conversion to developed status.

Company's Response:

In our response eight, we indicated our intent to revise our presentation in future filings. While preparing the revised presentation to be included in our 2010 Form 10-K, we determined that we inadvertently made an error in the numbers provided in our response eight. The “Previously estimated development costs incurred during the period” should have been $4.6 million and $14.3 million for 2009 and 2008, respectively. Following the Staff's calculation methodology, replacing the $44.5 million with the corrected $14.3 million results in 2008 “Previously estimated development costs incurred during the period” representing only about 10% of the estimated future development costs presented in 2007.

We have provided the revised presentation with the correct numbers in our 2010 Form 10-K, filed on February 25, 2011. The revised presentation, as asterisked in the revised table below, was included in our 2010 Form 10-K as follows:

William Thompson
U.S. Securities and Exchange Commission
March 3, 2011

The following are the principal sources of change in the standardized measure of discounted future net cash flows during the years ended December 31 (in thousands):

		2009	2008

	Standardized measure - beginning of year	$179,226	$322,898
	Sales and transfers of oil and gas produced, net of production costs	(26,836)	(78,342)
	Net changes in prices and production costs	(40,786)	(191,784)
	Extensions, discoveries and improved recovery, less related costs	3,324	7,961
*	Changes in future development costs	83,000	11,756
*	Previously estimated development costs incurred during the period	4,620	14,306
	Revisions of previous quantity estimates	(104,556)	(41,861)
	Accretion of discount	19,596	42,485
	Net change in income taxes	11,520	85,218
	Purchases of reserves	—	6,592
	Sales of reserves	—	(3)
	Standardized measure - end of year	$129,108	$179,226

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please feel free to call Jeff Berzina, Vice President - Corporate Controller at (605) 721-2346 at any time.

Sincerely,

BLACK HILLS CORPORATION

/s/ ANTHONY S. CLEBERG
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer